UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2003

Silent Witness Enterprises Ltd.

6554 176 Street

Surrey, BC, Canada
V3S 4G5
(604) 574 1526
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X                Form 40-F

[indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                  No  X

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

SILENT WITNESS ENTERPRISES LTD.

Date: March 21, 2003	By: /s/ Michael Longinotti

Name: Michael Longinotti
Title: Chief Financial Officer

Silent Witness Second Quarter Report 2003

Quarter Ended January 31, 2003
(Expressed in Canadian Dollars)

To Our Shareholders:

I am pleased to announce that revenues for the second quarter ended January 31, 2003 were $14,819,000, a 4 percent increase from the prior year’s comparable quarter of $14,297,000. Net income for the second quarter totaled $779,000 compared to a loss of $303,000 during the prior year’s second quarter. Included in the prior years second quarter results were one-time pre-tax charges of $1,510,000 related to the integration of the video recording and networking business purchased from Gyyr, Inc. The earnings per share totaled $0.10 ($0.10 diluted) compared with a loss per share of $0.04 ($0.04 diluted) for the prior year’s second quarter. Cash flow from operations, including changes in working capital, totaled $7,446,000 compared to cash used in operations of $3,927,000 in the prior year’s second quarter.

For the six months ended January 31, 2003, revenues increased by 6 percent to $30,067,000 from $28,431,000 in the prior year’s comparable period. Income was $1,830,000, compared to a loss of $96,000 in the prior fiscal year. One-time integration costs for the Gyyr product line totaled pre-tax $2,502,000 for the six months ended January 31, 2002. The net income per share was $0.24 ($0.24 diluted) for the six months ended January 31, 2003, compared with a loss per share of $0.01 ($0.01 diluted) in the prior year. Cash flow from operations, including changes in working capital, was $8,459,000, compared to cash used in operations of $4,395,000 in the prior year’s comparable period.

Analysis

Second quarter revenue was consistent with the Company’s expectations and included $4,092,000 of sales of video storage and networking products compared to $3,557,000 in the prior year (year to date $ 8,431,000 of sales compared to $7,019,000 of sales in the prior year). Video storage sales in North America grew year over year while international sales had a slight decrease.

Mobile sales increased by 24 percent to $2,408,000 compared to the prior year’s second quarter due to increasing sales of digital recorder products and more aggressive pricing of analog recorder products.

OEM revenue in the second quarter totaled $588,000 compared to $909,000 in the second quarter of the prior year. Large initial shipments of the Digital Video Sensor systems for automatic doors to The Stanley Works occurred in the prior year’s second quarter.

Gross margin was 44 percent for the second quarter and was lower than the prior year’s second quarter of 46 percent. The aggressive inventory reduction program reduced gross margin slightly and the Company expects gross margin to remain at the current level for the remainder of the fiscal year.

For the second quarter ended January 31, 2003, expenses totaled $5,338,000 or 36 percent of revenue compared to$5,549,000 or 39 percent of revenue (before one-time integration costs of $1,510,000) in the prior year’s second quarter. Efficiencies have been achieved in many areas of operations compared to the prior year due to the combining of several business functions formerly located in Southern California. The Canadian dollar strengthened during the second quarter and the Company recorded a currency loss of $297,000 compared to a currency gain of $57,000 in the prior year’s second quarter. General and Administrative costs exceeded the prior year due to increased legal and insurance expenses and an increase in the allowance for doubtful accounts to reflect the generally weaker economic conditions. Research and development totaled $1,048,000 in the second quarter (7 percent of sales), but is expected to increase as software enhancements are made to the digital recording products and development progresses on the digital networked camera system. Selling expenses are also expected to increase in the fiscal third quarter because of the addition of sales personnel.

At January 31, 2003, working capital totaled $24,741,000 compared to $22,437,000 at July 31, 2002 and the working capital ratio increased to 5.1 from 3.8. Cash increased by $4,690,000 or 196 percent while inventory, prepaid expenses and accounts receivable were reduced compared to July 31, 2002. At the end of the second quarter inventory turns improved to 2.9 from 2.6 at July 31, 2002 and days sales in accounts receivable improved to 70 days from 80 days at July 31, 2002.

During the quarter, the Company repurchased 7,700 common shares for $48,000 under terms of a Normal Course Issuer Bid. In December 2002, the Company amended its existing normal course issuer bid to increase the number of shares which may be purchased from 300,000 Common Shares to 720,000 Common Shares or approximately 9.0 percent of its 8,012,441 issued shares.

Business Update

In December 2002, the Company announced that it had been selected as a strategic partner of Diebold, a leading, global provider of integrated self-service delivery systems and security solutions and signed a strategic partnership with Hamilton Safe, a leading North American systems integrator of security equipment, for its digital video storage solutions. The relationships with Diebold and Hamilton Safe are critical to continue to expand sales of recorder products.

In February 2003, the Company announced that it had released the DVMS Simplex series, an entry level line of Digital Video Management Systems (DVMS), to complement the premium DVMS Duplex series. It is ideal for small to medium size retail establishments, service stations, convenience stores, warehouses and manufacturing facilities.

The Company expects to close the purchase of 11.9 acres of land in Surrey British Columbia for $3,072,000 during the fiscal third quarter. The continuing growth of the company has created the need to have a new facility and the Company is investigating financing options for the new facility. Leases of the Company’s current premises expire March 31, 2004.

I would like to thank all of our customers, employees, directors, business partners, and shareholders for helping us achieve our goals.

Sincerely,

“R.K. (Rob) Bakshi”
Chairman, President & CEO
March 6, 2003

Silent Witness Enterprises Ltd.

Consolidated Statements of Earnings

Expressed in Canadian Dollars, Unaudited, Prepared by Management

	THREE MONTHS ENDED JANUARY 31		SIX MONTHS ENDED JANUARY 31

	2003	2002	2003	2002

Revenue	$14,819,162	$14,296,793	$30,066,787	$28,431,095
Cost of sales	8,263,507	7,713,275	16,353,188	15,576,015

Gross margin	6,555,655	6,583,518	13,713,599	12,855,080
Operating expenses
Sales and marketing	1,736,817	2,114,049	3,866,735	4,122,966
General & administration	1,271,598	1,080,620	2,478,940	2,158,659
Research and development (net of ITC)	1,048,073	1,343,758	2,030,274	2,364,992
Amortization	788,870	787,603	1,552,827	1,471,557
Service	195,380	279,988	356,279	540,876
Integration costs of acquired business (note 4)	—	1,510,417	—	2,502,134
Foreign currency loss (gain)	296,908	(56,765)	532,198	(226,063)

	5,337,646	7,059,670	10,817,253	12,935,121

Earnings (loss) before interest and income taxes	1,218,009	(476,152)	2,896,346	(80,041)
Interest income (expense)	553	(21,049)	29	(77,265)

Earnings (loss) before income taxes	1,218,562	(497,201)	2,896,375	(157,306)
Income taxes (benefit) expense	439,997	(193,908)	1,066,713	(61,349)

Net earnings (loss) for the period	$778,565	$(303,293)	$1,829,662	$(95,957)

Retained earnings, beginning of period	$17,694,146	$15,899,650	$16,643,049	$15,692,314
Net earnings (loss) for the period	778,565	(303,293)	1,829,662	(95,957)

Retained earnings, end of period	$18,472,711	$15,596,357	$18,472,711	$15,596,357

Earnings (loss) per share
Basic	$0.10	$(0.04)	$0.24	$(0.01)
Diluted	$0.10	$(0.04)	$0.24	$(0.01)

Weighted average number of shares
Basic	7,508,184	6,884,076	7,525,258	6,522,533
Diluted	7,715,682	6,884,076	7,739,849	6,522,533

Silent Witness Enterprises Ltd.

Consolidated Balance Sheets

Expressed in Canadian Dollars, Prepared by Management

	January 31, 2003	July 31, 2002

	Unaudited
ASSETS
Current assets
Cash and cash equivalents	$7,080,880	$2,391,016
Accounts receivable	11,545,424	12,736,269
Income taxes recoverable	—	1,024,680
Inventory	11,348,142	12,710,277
Prepaid expenses and deposits	819,197	1,492,205

	30,793,643	30,354,447

Investments	1,358,552	1,358,552
Property, plant & equipment (net)	4,198,111	4,283,758
Other assets (net)	6,860,538	7,782,406

	12,417,201	13,424,716

	$43,210,844	$43,779,163

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$5,431,708	$5,081,086
Income taxes payable	131,065	—
Warranty reserve	490,000	460,000
Bank loan	—	2,376,450

	6,052,773	7,917,536
Long term liabilities
Future income tax payable	682,153	368,381

Total liabilities	6,734,926	8,285,917
Shareholders’ equity
Share capital
Authorized: 100,000,000 Common Shares without par value 10,000,000 preference shares without par value of which 1,450,000 are designated as Series A preferred
Common shares outstanding: 7,501,841 (2001: 7,646,941) (note 3)	17,937,305	18,784,295
Contributed surplus	65,902	65,902
Retained earnings	18,472,711	16,643,049

	36,475,918	35,493,246

	$43,210,844	$43,779,163

Commitments (note 5)

Silent Witness Enterprises Ltd.

Consolidated Statements of Cash Flow

Expressed in Canadian Dollars, Unaudited, Prepared by Management

	THREE MONTHS ENDED JANUARY 31		SIX MONTHS ENDED JANUARY 31

	2003	2002	2003	2002

Cash flows from operating activities
Net earnings (loss) for the period	$778,565	$(303,293)	$1,829,662	$(95,957)
Items not involving cash
Amortization	788,870	787,603	1,552,827	1,471,557
Future income taxes	55,067	320,343	313,772	430,343

	1,622,502	804,653	3,696,261	1,805,943
Changes in non-cash working capital
Accounts receivable	1,213,098	(991,456)	1,190,845	(3,746,720)
Income taxes recoverable	889,007	—	1,024,680	—
Inventory	1,502,679	(1,547,499)	1,362,135	(2,086,102)
Prepaid expenses and deposits	1,222,323	(625,180)	673,008	(742,391)
Accounts payable and accrued liabilities	850,302	(1,501,437)	350,622	498,800
Income taxes payable	131,065	(95,962)	131,065	(174,183)
Warranty reserve	15,000	30,000	30,000	50,000

	7,445,976	(3,926,881)	8,458,616	(4,394,653)
Cash flows from investing activities
Acquisition of Gyyr product lines (note 2)	—	—	—	(13,686,893)
Purchase of other assets	(79,386)	(189,764)	(79,386)	(536,771)
Purchase of property, plant & equipment	(245,580)	(243,673)	(465,926)	(375,797)

	(324,966)	(433,437)	(545,312)	(14,599,461)
Cash flows from financing activities
Share repurchases	(48,290)	(893,325)	(855,150)	(893,325)
Issue of special warrants, net of fees (note 3)	—	(85,519)	—	13,964,497
Bank loan	—	2,388,450	—	14,408,116
Principal payment	—	(11,819,352)	(2,376,450)	(12,019,666)
Share issue	8,160	—	8,160	—

	(40,130)	(10,409,746)	(3,223,440)	15,459,622

Net increase in cash and cash equivalents	7,080,880	(14,770,064)	4,689,864	(3,534,492)
Cash and cash equivalents, beginning of period	—	16,805,308	2,391,016	5,569,736

Cash and cash equivalents, end of period	$7,080,880	$2,035,244	$7,080,880	$2,035,244

Silent Witness Enterprises Ltd.

Notes to Interim Financial Statements: Segmented disclosures

Expressed in Canadian Dollars, Unaudited, Prepared by Management

SEGMENT INFORMATION	CCTV	% of Total	Mobile	% of Total	OEM	% of Total	Total

FOR THE THREE MONTHS ENDED JANUARY 31, 2003
Revenue	$11,823,887	80%	$2,407,519	16%	$587,756	4%	$14,819,162
Cost of sales including sales and marketing	7,885,295	79%	1,697,501	17%	417,528	4%	10,000,324

Segment profit	$3,938,592	82%	$710,018	14%	$170,228	4%	$4,818,838

FOR THE THREE MONTHS ENDED JANUARY 31, 2002
Revenue	$11,441,635	80%	$1,946,198	14%	$908,960	6%	$14,296,793
Cost of sales including sales and marketing	8,260,740	85%	797,314	8%	769,270	8%	9,827,324

Segment profit	$3,180,895	71%	$1,148,884	26%	$139,690	3%	$4,469,469

SEGMENT INFORMATION	CCTV	% of Total	Mobile	% of Total	OEM	% of Total	Total

FOR THE SIX MONTHS ENDED JANUARY 31, 2003
Revenue	$24,053,440	80%	$4,466,605	15%	$1,546,742	5%	$30,066,787
Cost of sales including sales and marketing	16,235,099	81%	2,915,362	14%	1,069,462	5%	20,219,923

Segment profit	$7,818,341	79%	$1,551,243	16%	$477,280	5%	$9,846,864

FOR THE SIX MONTHS ENDED JANUARY 31, 2002
Revenue	$22,854,177	80%	$4,545,880	16%	$1,031,038	4%	$28,431,095
Cost of sales including sales and marketing	16,231,469	83%	2,612,980	13%	854,532	4%	19,698,981

Segment profit	$6,622,708	76%	$1,932,900	22%	$176,506	2%	$8,732,114

RECONCILIATION OF SEGMENT PROFITS	THREE MONTHS ENDED				SIX MONTHS ENDED

FOR THE PERIOD ENDED JANUARY 31	2003		2002		2003		2002

Revenues	$14,819,162	100%	$14,296,793	100%	$30,066,787	100%	$28,431,095	100%
Cost of sales	8,263,507	56%	7,713,275	54%	16,353,188	54%	15,576,015	55%

Gross margin	6,555,655	44%	6,583,518	46%	13,713,599	46%	12,855,080	45%
Sales and marketing	1,736,817	12%	2,114,049	15%	3,866,735	13%	4,122,966	15%

Segment profit	$4,818,838	32%	$4,469,469	31%	$9,846,864	33%	$8,732,114	30%

GEOGRAPHIC INFORMATION	THREE MONTHS ENDED				SIX MONTHS ENDED

FOR THE PERIOD ENDED JANUARY 31	2003		2002		2003		2002

United States	$11,578,338	78%	$11,370,200	79%	$23,392,595	78%	$23,156,598	82%
International	2,406,838	16%	2,682,489	19%	5,260,518	19%	4,653,275	16%
Canada	833,986	6%	244,104	2%	1,413,674	3%	621,222	2%

Segment revenues	$14,819,162	100%	$14,296,793	100%	$30,066,787	100%	$28,431,095	100%

Notes to Unaudited Consolidated Financial Statements
Quarter ended January 31, 2003 (Expressed in Canadian Dollars)

The Company’s interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended July 31, 2002.

1.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing the Company’s annual consolidated financial statements for the year ended July 31, 2002 except that effective August 1, 2001, the Company adopted the new recommendations of The CICA Accounting Standard, Section 3870 — Stock-based Compensation and Other Stock-based payments. The new recommendations are applied prospectively to all stock-based payments to employees granted on or after August 1, 2001. The new recommendations are applied retroactively to all stock appreciation rights granted before August 1, 2001. The change in accounting policy resulted in an adjustment of $153,476 to the Company’s opening retained earnings and contributed surplus for fiscal 2002. In accordance with the new standard the company recorded an adjustment to contributed surplus of $87,574 to recognize the SAR’s exercised during fiscal 2002, and to reflect the SAR’s outstanding and change in market price at July 31, 2002. No compensation expense for SAR’s was recorded for the six months ended January 31, 2003.

As allowed by Section 3870, no compensation cost is recorded for the Company’s stock options under the Long-term Compensation Plan. Consideration paid by employees on the exercise of stock options is recorded as share capital. This policy is unchanged from that previously applied by the Company.

2.	BUSINESS COMBINATIONS

Effective September 12, 2001, the Company acquired the assets of the CCTV Products Division of Gyyr, Inc. The transaction has been accounted for by the purchase method with the results of operations included in these financial statements from the date of acquisition. Details of the assets acquired and consideration given are as follows:

Net assets acquired, at assigned values:

Inventory	$5,637,172
Property, plant and equipment	1,842,594
Software	6,486,995
Intellectual property	1,488,562
Accounts payable and assumed liabilities	(1,768,430)

Cash consideration paid	$13,686,893

3.	SHARE CAPITAL

In October 2001, the Company sold 1,395,351 Special Warrants for net proceeds of $14,298,683 (net of tax). Each Special Warrant was sold for $10.75 and entitles the holder to receive, without further payment, one Common Share and one-half of a Common Share Purchase Warrant upon the exercise or deemed exercise of each Special Warrant. Each whole Common Share Purchase Warrant is exercisable for a period of 18 months from closing and entitles the holder to purchase one additional Common Share at $13.25 per share.

On December 12, 2001, the Special Warrants were converted to 1,395,351 Common Shares and 697,675 Common Share Purchase Warrants. Net proceeds were used to retire bank debt.

4.	BUSINESS INTEGRATION COSTS

Effective September 12, 2001, the Company entered into a 90-day transitional services agreement with Gyyr Inc. Services provided under the agreement included sales and marketing, manufacturing and inventory management, technical service, research and development and certain general and administrative functions and were charged to expense. The Company paid Gyyr Inc., the actual cost of the services performed plus a fee of US$ 400,000 per month. For the six months ended January 31, 2002, the cost of the fees plus certain integration costs, totaling $2,502,134 were charged to integration expense. Costs for the acquisition of equipment and leasehold improvements for the future production of video storage and networking products were capitalized.

5.	COMMITMENTS

To accommodate growth, on October 11, 2002, the Company entered into agreements to purchase 11.9 acres of land in Surrey, British Columbia for $3,072,000. Completion of the purchases is subject to rezoning and subdivision approvals, geo-technical and environmental assessments, and other conditions. The Company is investigating the use of this site for the construction of a new facility to house its production, sales, research and development and administrative functions currently performed at its head office in Surrey.

The Company intends to investigate all the financing options for the proposed facility. The acquisition of the land is expected to be financed under the Company’s current banking facility. Leases of the Company’s current premises expire March 31, 2004.